June 7, 2024

Division of Corporation Finance

Office of Technology
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Entravision Communications Corporation 10-K filed March 14, 2024 10-Q filed May 2, 2024 8-K filed May 2, 2024 File No. 001-15997

Dear SEC Staff:

On behalf of Entravision Communications Corporation (the “Company”), I hereby provide a response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated May 20, 2024 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, the Quarterly Report on Form 10-Q for the period ended March 31, 2024 and the Current Report on Form 8-K announcing earnings for the same period.

In order to facilitate the review by the Staff of my responses to the Staff’s Letter, I have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form 10-Q for the fiscal quarter ended March 31, 2024

Management's Discussion and Analysis of Financial Conditions and Results of Operations Three-Month Periods ended March 31, 2024 and 2023, page 28

1.
When more than one factor is responsible for the change in an income statement line item, quantify each of the contributing factors, including any offsetting amounts. Please ensure this change is made throughout your MD&A. Provide us with your proposed future disclosure.

Response: In response to the Staff’s comment, we propose to revise disclosure in our future filings to quantify each of the contributing factors, including any offsetting amounts, when more than one factor is responsible for the change in an income statement line item. One hypothetical example of such revised disclosure under “Consolidated Operations” follows:

2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404

“Consolidated Operations

“Net Revenue. Net revenue increased to $aaa million for the three-month period ended xxx, 2024 from $bbb million for the three-month period ended yyy, 2023. This increase was primarily attributable to an increase of $bbb million in net revenue from our digital business units in our digital segment, partially offset by decreases of $ccc million and $ddd million in net revenue in our television and radio segments, respectively.”

One hypothetical example of such revised disclosure under “Segment Operations” follows:

“Segment Operations

"Net Revenue. Net revenue in our television segment decreased to $eee million in the three-month period ended xxx, 2024, from $fff million in the three-month period ended yyy, 2023, primarily due to decreases of $g million in advertising revenue, $h million in spectrum usage rights revenue and $j million in retransmission consent revenue, partially offset by an increase of $k million in political advertising revenue.”

The Company proposes to utilize these, or substantively similar, formats for each income statement line item throughout Management’s Discussion and Analysis and Results of Operations for consolidated operations and segment operations, respectively, noting that the specific contributing factors, including any offsetting amounts, for each such line item will, by its nature, be different in each future period based on the specific factors and circumstances contributing to the change in each such income statement line item in such period.

Liquidity and Capital Resources Cash Flow, page 34

2.
We note your current discussion of cash flows from operating activities replicates line items disclosed in your cash flow statement. Please expand your analysis to provide a detailed discussion of the underlying reasons for the fluctuations in cash flows from operations.

Response: In response to the Staff’s comment, we propose to expand our analysis in future filings to provide a detailed discussion of the underlying reasons for the fluctuations in cash flows from operations. This expanded analysis will, by its nature, be different in each future period based on the specific factors and circumstances contributing to changes in cash flows from operations in such period.

Form 8-K filed May 2, 2024

Exhibit 99.1, page 1

3.
Please revise your press release, including the Unaudited Financial Highlights section, to present the most directly comparable GAAP-basis measures more prominently than your non-GAAP measures consolidated EBITDA and Free cash flow. Refer to Item

10(e)(1)(i)(A) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10(a).

Response: We have referred to Item 10(e)(1)(i)(A) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10(a). In response to the Staff’s comment, we propose to revise future earnings press releases, including the Unaudited Financial Highlights section, and comparable disclosures in the body of our future periodic reports filed with the Commission, to present the most directly comparable GAAP-based measure, which is operating cash flow, more prominently than our non-GAAP measures consolidated EBITDA and free cash flow. In connection therewith, we propose to reformat all relevant tables, putting operating cash flow before the non-GAAP measures.

4.
You state the most directly comparable GAAP measure for consolidated EBITDA and free cash flow is operating cash flows. As such, please begin your reconciliations with operating cash flows. In addition, revise to more clearly explain why these non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10(b). Provide us with your proposed future disclosure.

Response: We have referred to Item 10(e)(1)(i) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10(b). In response to the Staff’s comment, we propose to revise future earnings press releases, to (i) begin the reconciliation of GAAP and non-GAAP measures with the GAAP measure, which is operating cash flow; and (ii) more clearly explain why these non-GAAP measures provide useful information to investors regarding our financial condition and results of operations.

Accordingly, our proposed revised disclosure relating to consolidated EBITDA follows:

“We use the term “consolidated EBITDA” because that term is defined in our 2023 Credit Agreement. Under the terms of our 2023 Credit Agreement, consolidated EBITDA is a measure that governs several critical aspects of our 2023 Credit Facility, including, among other things, financial covenants with which we must comply and financial ratios which we must maintain in order to borrow funds needed for the operation of our business and with respect to the interest rates that we pay on our 2023 Credit Facility. For example, our 2023 Credit Agreement contains a total net leverage ratio financial covenant. The total net leverage ratio, or the ratio of consolidated total debt (net of up to $50.0 million of unrestricted cash) to trailing-twelve-month consolidated EBITDA, affects both our ability to borrow from our Revolving Credit Facility and our applicable margin for the interest rate calculation. Under our 2023 Credit Agreement, our maximum total leverage ratio may not exceed 3.25 to 1.00. In addition, our 2023 Credit Agreement contains an interest coverage ratio financial covenant (calculated as set forth in the 2023 Credit Agreement), with a minimum permitted ratio of 3.00 to 1.00.

“Therefore, we believe that it is important to disclose consolidated EBITDA to our investors to understand our compliance with these, and certain other, terms of our 2023

Credit Agreement. While many in the financial community and we consider consolidated EBITDA to be important, it should be considered in addition to, but not as a substitute for or superior to, other measures of liquidity and financial performance prepared in accordance with accounting principles generally accepted in the United States of America, such as cash flows from operating activities, operating income (loss) and net income (loss). Consolidated EBITDA has certain limitations because it excludes and includes several important financial line items as noted above. Therefore, we consider both non-GAAP and GAAP measures when evaluating our business. Consolidated EBITDA is also used to make executive compensation decisions.”

We note that substantially similar disclosure to the above is already contained in the body of our periodic reports filed with the Commission. In future periods, we will also include this disclosure in earnings press releases and modify the disclosure currently contained in our future periodic reports to conform to the above language.

Additionally, our proposed revised disclosure relating to free cash flow follows:

“We use the term free cash flow as a measure of our liquidity and we believe that it is a useful indicator for potential investors of our ability to implement growth strategies and service our debt. Free cash flow is a non-GAAP measure and should be considered in addition to, but not as a substitute for, information contained in our condensed consolidated statement of cash flows as a measure of liquidity.”

5.
As you have identified operating cash flows as the most directly comparable GAAP measure for consolidated EBITDA, explain why you have provided a reconciliation to Net income (loss) attributable to common stockholders. If your presentation is based on the terms of your credit agreement, tell us how you considered Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.09.

Response: We have referred to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.09. We propose to continue to reconcile consolidated EBITDA to net income (loss) attributable to common stockholders, because the latter concept is contained in our 2023 Credit Agreement and, in turn, impacts other calculations made thereunder.

On behalf of the Company, I acknowledge and confirm that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me directly if you have any questions regarding this response.

Very truly yours,

/s/ Jeffrey DeMartino

Jeffrey DeMartino

General Counsel

Entravision Communications Corporation